CVS Health Corporation Customer Support Center One CVS Drive Woonsocket, RI 02895

P: 401-765-1500

www.cvshealth.com

By EDGAR

July 10, 2019

Mr. Blaise Rhodes and Ms. Angela Lumley
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Mining
100 F Street, NE
Washington, D.C. 20549-0405

Re:	CVS Health Corporation Form 10-K for Fiscal Year Ended December 31, 2018 Filed February 28, 2019 Form 8-K Filed May 1, 2019 File No. 001-01011

Dear Mr. Rhodes and Ms. Lumley:

CVS Health Corporation (the “Company”) is responding to the comment letter of the Staff of the United States Securities and Exchange Commission (the “Staff”) dated June 18, 2019 on the above referenced filings.  For your convenience, we have reproduced the Staff’s comment in bold immediately preceding the Company’s response.

Form 8-K Filed May 1, 2019
Exhibit 99.1
Non-GAAP Financial Information, page 11

1.
We note your presentation of adjusted net income includes an adjustment for amortization of intangible assets. Please tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We acknowledge the Staff’s comment and respectfully submit that for the reasons set forth below our adjustment for amortization of intangible assets in our presentation of adjusted net income is not an individually tailored recognition or measurement method that violates Rule 100(b) of Regulation G and thus is not prohibited under the Staff’s guidance in Question 100.04 of the Division of Corporation Finance’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“Question 100.04”).

We present non-GAAP financial measures in our quarterly earnings releases and we also use the same non-GAAP financial measures in connection with our internal management reporting. We believe that providing these non-GAAP financial measures, including adjusted net income, enhances the Company’s and investors’ ability to compare the Company’s past financial performance with its current performance. These non-GAAP financial measures are provided as supplemental information to the financial measures that are calculated and presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

When determining the nature of items to be excluded from our non-GAAP financial measures, including those items excluded from net income in determining adjusted net income, the Company identifies items that it believes neither relate to the ordinary course of the Company’s business nor reflect the Company’s underlying business performance. We believe that excluding items of this nature helps provide the Company’s investors with a better understanding of our underlying business performance and enables investors to compare our underlying business performance from period to period. It is also how management looks at the Company’s underlying and comparative business performance.

We believe that including an adjustment for amortization of intangible assets in determining adjusted net income is consistent with the objectives of the Company’s non-GAAP financial measures described above and is not misleading when viewed in context with the information that accompanies that measure. Intangible assets relate to the Company’s acquisition activities and are amortized over their useful lives; however, this amortization does not directly relate to the core performance of the Company’s business operations. The Company excludes the entire amount of intangible asset amortization expense calculated in accordance with GAAP and does not substitute an alternative recognition or measurement method of determining the amortization of intangible assets. We have for a number of years applied this methodology on a consistent basis when determining adjusted net income. We note that the Company has not adjusted net income for other non-cash expenses that are more directly aligned with the Company’s core business operations, such as depreciation of property and equipment, in determining adjusted net income.

The Company has completed a number of significant acquisitions, including Caremark Rx, Inc. in 2007, Omnicare, Inc. in 2015 and Aetna Inc. (“Aetna”) in 2018, which have resulted in the recognition of intangible assets as required under Accounting Standards Codification 805 – Business Combinations. As a result of the Company’s acquisition activity, intangible asset amortization expense totaled $1.0 billion, $817 million, $795 million, $611 million and $518 million for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, respectively. As disclosed in the Company’s first quarter 2019 earnings release, the Company expects intangible asset amortization expense to be approximately $2.5 billion in 2019. The increase in intangible amortization expense from 2018 to 2019 is primarily related to the acquisition of Aetna. The nature and amount of intangible asset amortization expense can fluctuate, and historically has fluctuated, significantly based on the size and timing of our acquisition activity, and we believe it is informative for investors to have available to them the same information the Company uses to understand our results exclusive of amortization expense as a supplement to our GAAP results. Accordingly, excluding the amortization of intangible assets enhances the comparability and consistency of the Company’s key financial measures from period to period and helps investors analyze the core performance of the Company’s business operations.

We also note that the use of similar adjustments to exclude intangible asset amortization expense in the calculation on non-GAAP financial measures is common among our most directly comparable peer group companies and in other industries. The impact of intangible amortization can vary substantially from company to company depending upon the nature and extent of acquisition activity. Accordingly, excluding the intangible asset amortization can provide consistency and comparability when comparing our financial results to the financial results of our peer group.

Based on the Company’s evaluation of Rule 100(b) of Regulation G and Question 100.04, the Company determined that excluding the amortization of intangible assets from adjusted net income does not constitute an individually tailored recognition or measurement method. The Company is not substituting an alternative recognition or measurement method of determining the amortization of intangible assets. Rather, the Company is removing the entire amount of intangible asset amortization expense (a non-cash expense not impacted by our operations), which is calculated in accordance with GAAP, when determining adjusted net income. The full amount of our intangible asset amortization expense continues to be reflected in our results in accordance with GAAP in the same periods when the non-GAAP adjustment is reflected.

Notwithstanding the foregoing, in future filings, we will enhance our existing disclosure regarding our exclusion of the amortization of intangible assets from our applicable non-GAAP financial measures. For your reference, below is the relevant section of our first quarter 2019 earnings press release, marked to indicate the supplemental disclosure to be included in future filings.

Intangible assets relate to the Company’s acquisition activities and are amortized over their useful lives. The amortization of intangible assets is reflected in the Company’s unaudited GAAP condensed consolidated statements of operations in operating expenses within each segment. The amortization of intangible assets is not directly related to the core performance of the Company’s business operations since this amortization does not directly relate to the underwriting of the Company’s insurance products, the services performed for the Company’s customers or the sale of the Company’s products or services. Subsequent to the applicable acquisition date, the Company’s revenues and results of operations include the results of each of the Company’s acquisitions, which are supported by these intangible assets.

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If you have any additional questions or comments, please do not hesitate to contact the undersigned at 401-770-5554.

Very truly yours,

/s/ Eva C. Boratto
Executive Vice President and Chief Financial Officer

cc:          James D. Clark, Senior Vice President – Controller and Chief Accounting Officer
Colleen M. McIntosh, Senior Vice President, Corporate Secretary and Chief Governance Officer
Thomas M. Moriarty, Executive Vice President, Chief Policy and External Affairs Officer and General Counsel
Stephen T. Giove, Shearman & Sterling LLP
Lona Nallengara, Shearman & Sterling LLP
Michael J. Fischer, Ernst & Young LLP